May 9, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Hiromi Yoda Director, Senior Managing Executive Officer
Phone:	+81-(0)3-6758-6711

Notice on Extraordinary Gain (Gain on Bargain Purchase)

 MINEBEA MITSUMI Inc. hereby announces the recognition of extraordinary gain (gain on bargain purchase) on a consolidated basis in the fiscal year ended March 31, 2017 as follows.

1.	Details of Extraordinary Gain (Gain on Bargain Purchase)
As of the effective date on January 27, 2017, MITSUMI ELECTRIC CO., LTD. became a wholly owned subsidiary of MINEBEA MITSUMI Inc. through the share exchange. Associated with this, the gain on bargain purchase of 14,619 million yen is posted as extraordinary gain in the fiscal year ended March 31, 2017.

2.	Impact on MinebeaMitsumi’s Financial Results
Extraordinary gain written above is already incorporated on Brief Report of Financial Results the fiscal year ended March 31, 2017 (Consolidated) published on May 9, 2017.

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